UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31400 / December 24, 2014

In the Matter of

ALTERNATIVE STRATEGIES FUND
LADENBURG THALMANN ASSET MANAGEMENT, INC.

570 Lexington Avenue, 11th Floor
New York, NY 10022

(812-14328)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE ACT, UNDER
SECTIONS 6(c) AND 23(c)(3) OF THE ACT GRANTING AN EXEMPTION FROM RULE
23c-3 UNDER THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER
THE ACT

Alternative Strategies Fund and Ladenburg Thalmann Asset Management, Inc. filed an
application on July 2, 2014, and amendments to the application on September 19, 2014 and
November 25, 2014, requesting an order under section 6(c) of the Investment Company Act of
1940 ("Act") granting an exemption from sections 18(c) and 18(i) of the Act, under sections 6(c)
and 23(c)(3) of the Act granting an exemption from rule 23c-3 under the Act and pursuant to
section 17(d) of the Act and rule 17d-1 under the Act. The order permits certain registered
closed-end management investment companies to issue multiple classes of shares, each having
its own fee and expense structure, and to impose asset-based distribution fees and early
withdrawal charges with respect to a certain class.

On December 1, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 31360). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly
discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the proposed institution of an asset-based distribution fee is consistent with the provisions, policies, and purposes of the Act, and the investment company's participation would not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Alternative Strategies Fund and Ladenburg Thalmann Asset Management, Inc. (File No. 812-14328),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based distribution fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary